Exhibit 99.1

Enthusiast Gaming Announces Refreshed, Industry Leading Board of Directors Uniquely Positioned to Continue the Company’s Growing Momentum

Highly qualified and strategically selected Board is optimally positioned to build on current progress, continue to enhance shareholder value and deliver future growth

LOS ANGELES, June 13, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX:EGLX), (“Enthusiast Gaming” or the “Company”), an integrated gaming entertainment company, today announced its director nominees for election to its Board of Directors (the “Board”) at the Company’s upcoming Annual General Meeting. Each nominee is specifically selected to help facilitate the continued growth of the Company and oversee the continued successful execution of its business plan that is delivering significant results.

There are six incumbent director nominees and three new director nominees. Incumbent director nominees include John Albright, Michael Beckerman, Ben Colabrese, Alan Friedman, Adrian Montgomery, and Richard Sherman. Having served as a director of the Company for four years, Francesco Aquilini will not be seeking re-election. Additionally, to fill the open director positions and to further enhance the Board, the Company announces the following new director nominees: Angela Ruggiero, Scott O’Neil, and Seth Berger.

“Enthusiast Gaming is growing rapidly and has a strong pipeline in place with a proven management team, exceptionally positioned to make the Company a dominant force in gaming and esports entertainment. We reported revenue of $47.2 million in Q1 2022, up 57% from Q1 2021, while gross profit grew twice as fast as revenue to $13.5 million, and we are well positioned to continue these trends,” said Adrian Montgomery, CEO of Enthusiast Gaming. “To ensure Enthusiast Gaming remains at the forefront of growth in our industry, we have specifically selected individuals to serve on our Board who will bring the knowledge, experience, and skill set necessary to drive our strategy to grow higher yield and higher margin revenue streams, while expanding our direct sales and subscription growth.”

“I am thankful for my time on the Board and know that the Company’s directors and management will continue to drive growth,” said Francesco Aquilini. “Shareholders should be excited for the future of Enthusiast Gaming – the right team is in place to take the Company to the next level.”

Enthusiast Gaming’s exceptionally skilled director nominees have a unique understanding of the business, the industry, capital markets and public company leadership, and are optimally equipped to oversee the strategic steps required to continue the meaningful progress made to date.

WINNING TEAM TO CONTINUE TO DRIVE SUSTAINABLE GROWTH

Angela Ruggiero: Former Olympian, Capital Markets and Sports and Gaming Board Experience

•	CEO and co-founder of Sports Innovation Lab, a technology-powered market research firm empowering industry-leading sports brands to identify the trends, products, and services that will drive the future of sports
•	Graduate of Harvard Business School, Harvard College, with a master’s degree in Sports Management from the University of Minnesota
•	Capital market experience: Senior Management Associate with Bridgewater Associates, the largest hedge fund in the world
•	Keynote and motivational speaker who has spoken at over 200 schools, businesses, and organizations including the United Nations, International Olympic Committee, KPMG, Nike, Coca-Cola, Liberty Mutual, and Johnson & Johnson
•	Former American ice hockey gold medalist and four-time Olympian
•	Member of the International Olympic Committee (IOC) from 2010 to 2018 and the Chairperson of the IOC Athletes' Commission
•	Member of the Hockey Hall of Fame's Class of 2015
•	Board experience: Score Media and Gaming Inc.

Scott O’Neil: 20 Years of NBA, NHL, and NFL Experience, Venture Capital, and Technology Board Experience

•	Former CEO of Harris Blitzer Sports & Entertainment, owner and operator of the Philadelphia 76ers, New Jersey Devils, esports organization Dignitas, and venture capital fund Sixers Innovation Lab
•	Through its control over two Outplayed Inc. vendors, Harris Blitzer Sports & Entertainment beneficially owns approximately 4.8 million shares, or approximately 3.2% of the issued and outstanding shares of Enthusiast Gaming, which shares were acquired in connection with Enthusiast Gaming’s acquisition of Outplayed Inc.
•	Through his interest in one such Outplayed Inc. vendor, Scott O’Neil has indirect, beneficial interest in approximately 0.3 million shares, or approximately 0.2% of the issued and outstanding shares of Enthusiast Gaming
•	Graduate of Villanova University and Harvard Business School
•	Board experience: Outplayed Inc., owner of U.GG (acquired by Enthusiast Gaming) and Zoomi.ai; board advisor for Myota

Seth Berger: Gaming and Sports Industry Leader, Innovation and Venture Capital Experience, Key Vendor and Former Significant Shareholder of Outplayed Inc.

•	Managing Director of Sixers Innovation Lab, an early-stage incubation and venture capital fund that invests in early- stage companies in esports & gaming, sports, consumer packaged goods, and media & entertainment, and the birthplace of Outplayed Inc., owner of U.GG (acquired by Enthusiast Gaming)
•	Seth Berger directly holds approximately 1.8 million shares and beneficially owns an additional approximately 0.8 million shares, or approximately 1.7% of the issued and outstanding shares of Enthusiast Gaming in the aggregate
•	Founder and CEO of AND 1, a basketball sneaker, apparel and entertainment company
•	Former CEO of HoopsTV.com, Lightning Poker and mobile gaming company GravyTrain
•	MBA from the Wharton School and graduate from University of Pennsylvania
•	Board experience: Outplayed Inc., owner of U.GG (acquired by Enthusiast Gaming)

With a refreshed and industry leading Board, Enthusiast Gaming is well positioned to continue delivering results and create meaningful shareholder value.

Advisors

Norton Rose Fulbright Canada LLP is acting as legal counsel to the Company. Canaccord Genuity Corp. is acting as exclusive financial advisor to the Company. Kingsdale Advisors is acting as strategic shareholder advisor and strategic communications advisor to the Company.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606

Forward Looking Information

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding: expectations regarding the future growth of the Company and execution of its business plan; and, the ability of the Company’s nominees to impact future development and growth prospects.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; the success of the Company’s nominees as directors and the positive impact they will have on the Company’s growth and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.